EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Pacific Magtron International Corp.

We consent to the incorporation by reference to the Company’s previously filed Registration Statement on Form S-8 (No. 333-38944) of our report dated March 12, 2004, with respect to the consolidated balance sheets of Pacific Magtron International Corp. as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended, and the 2003 and 2002 financial information in the related financial statement schedule, which report appears in this annual report on Form 10-K of Pacific Magtron International Corp.

Our report dated March 12, 2004 contains an explanatory paragraph that states the Company has suffered recurring losses from operations and is projecting losses in 2004. Further, during the year ended December 31, 2003, the Company triggered a redemption provision in its Series A redeemable convertible preferred stock agreement thereby creating a current liability. In addition, the Company was in violation of certain of its debt covenants, which violations were waived and the Company’s common stock has been delisted from the NASDAQ SmallCap Market. These matters raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustment that might result from the outcome of that uncertainty.

/s/  KPMG LLP

Mountain View, California
March 30, 2004